Benetton Group
Results at September 30, 2003

UNITED COLORS OF BENETTON.

Benetton Group S.p.A.
Villa Minelli
Ponzano Veneto (Treviso) - Italy
Share Capital: Euro 236,026,454.30 fully paid-in
Tax ID/Treviso Company register: 00193320264

2 THE
BENETTON
GROUP

DIRECTORS'
REPORT

CONSOLIDATED
FINANCIAL
STATEMENT S
AND RELEVANT
COMMENTS

Index

Directors and other officers

Board of Directors

Luciano Benetton [(1)]	Chairman
Carlo Benetton	Deputy Chairman
Silvano Cassano [(2)]	Managing Director
Giuliana Benetton	Directors
Gilberto Benetton	
Alessandro Benetton	
Reginald Bartholomew	
Luigi Arturo Bianchi	
Sergio De Simoi	
Gianni Mion	
Ulrich Weiss	
Pierluigi Bortolussi	Secrety to the Board

Board of Statutory Auditors

Angelo Casò	Chairman
Filippo Duodo	Auditors
Dino Sesani	
Antonio Cortellazzo	Alternate Auditors
Marco Leotta	

Independent Auditors

Deloitte & Touche S.p.A.

Powers granted
(1) Company representation and power to carry out any action that is consistent with the Company's purposes, except for those expressly reserved by law to the Board of Directors and to the Shareholders' Meeting, with limitation for some categories of action.
(2) Power to carry out any action that is consistent with the ordinary administration of the Company, with limitation for some categories of action.

Financial highlights

Key operating data (millions of euro)	Nine months 2003	%	Nine months 2002	%	Change	%	Year 2002	%
Revenues	1,382	100.0	1,461	100.0	(79)	(5.4)	1,992	100.0
Cost of sales	785	56.8	813	55.7	(28)	(3.5)	1,124	56.4
Gross operating income	597	43.2	648	44.3	(51)	(7.8)	868	43.6
Income from operations	175	12.7	183	12.5	(8)	(4.3)	243	12.2
Ordinary income	160	11.6	161	11.0	(1)	(0.6)	211	10.6
Net income/(loss)	77	5.5	84	5.7	(7)	(8.5)	(10)	(0.5)

Key financial data (millions of euro)	09.30.2003	12.31.2002	09.30.2002
Working capital	908	798	996
Assets due to be sold	9	114	-
Net capital employed	1,818	1,768	2,063
Net indebtedness	659	613	810
Shareholders' equity	1,144	1,141	1,239
Self-financing	232	349	264
Capital expenditures in tangible and intangible fixed assets	112	169	118
Purchase of equity investments	15	1	-
Sale of equity investments	4	-	2

Share and market data	09.30.2003	12.31.2002	09.30.2002
Shareholders' equity per share (euro)	6.30	6.29	6.83
Period end share price (euro)	9.04	8.50	9.37
Screen-based market: high (euro)	9.91	15.90	15.90
Screen-based market: low (euro)	5.90	8.50	9.37
Market capitalization (thousands of euro)	1,641,292	1,543,068	1,701,569
Average no. of shares outstanding [1]	181,558,811	181,341,018	181,283,249
Number of shares outstanding	181,558,811	181,558,811	181,558,811

(1) Net of treasury shares held during the period

Employees	09.30.2003	12.31.2002	09.30.2002
Total number	6,875	7,284	7,256

The new approach

Having completed the disposal of the sports brands, the arrival in May 2003 of the new management team lead by Silvano Cassano, managing director, represents the first step in refocusing the Benetton Group on its core business of clothing, honing its competitive edge and continuing the dynamic expansion of activities.

Results for the first nine months of 2003

- Consolidated net sales in the first nine months of 2003 came to 1,382 million euro compared with 1,461 euro in the corresponding period of 2002. This reduction was principally due to major currency impact linked to the US dollar and the yen: following the disposal of the sports equipment business during the first half, third quarter 2003 does not include any revenues from that sector. Excluding this effect, sales would have been in line with those of the prior period.
- Gross operating income represented 43.2% of sales, down from 44.3% in the first nine months of 2002.
- Income from operations, totaling 175 million euro, came to 12.7% of sales, in line with the corresponding period of 2002 (12.5%).
- Ordinary income (income from operations plus net financial charges and the foreign exchange gains/losses) was 160 million euro, rising 0,6% with respect to the first nine months of 2002.
- Net income amounted to 77 million euro, slightly lower than September 30, 2002; however, normalized net income totaled about 100 million euro, rising 19%.
- Self-financing in the period totaled 232 million euro (264 million euro in the first nine months of 2002).
- The Group invested some 112 million euro in tangible and intangible fixed assets during the first nine months of the year. Efforts continue in 2003 to buy, modernize and redevelop real estate with a view to expanding the total area devoted to commercial activities.
- Net indebtedness fell to 659 million euro at September 30, 2003 to 810 million euro twelve months earlier. This improvement is mainly due to selling the sports brands. At December 31, 2002 net indebtedness amounted to 613 million euro.

Principal organizational and corporate changes

In January 2003 the Benetton Group reached an agreement with the Tecnica group for the sale of the business relating to the Nordica brand. The sale took effect from February 1, 2003. The overall price for the transaction was determined from a valuation of all the components comprising the business. The value of intellectual property alone, including the Nordica trademark, was fixed at 38 million euro. Collection will take place in six-monthly installments over 5 years, starting in 2004. Under this agreement, Benetton Group S.p.A. has acquired 10% of Tecnica S.p.A.'s share capital with a guaranteed put (sale) option exercisable from February 1, 2008, as well as a call (repurchase) option exercisable by Tecnica S.p.A. between February 1, 2006 and January 31, 2008. This acquisition is valued at 15 million euro.

At the end of March, the Group also formalized the sale of the Prince and Ektelon brands to Lincolnshire Management Inc., a U.S. private equity fund. The consideration for the sale of these brands and the associated intangible fixed assets amounts to 36.5 million euro, of which 10 million euro was received on April 30, the sale's completion date; the remaining 26.5 million euro will be received in January 2004.

Again during March 2003, the Benetton Group signed a binding preliminary agreement for the sale of the Rollerblade trademark to Prime Newco, a company within the Tecnica Group. This transaction was formalized at the end of June with the receipt, collected in full on the contract date, of 20 million euro just for the Rollerblade trademark. Other components of the business and the entire interest in the Swiss subsidiary, Benetton Sportsystem Schweiz A.G., subject to separate valuations, were also transferred at the same time. As additional consideration for the transfer of know-how, the Group will also receive 1.5% of Rollerblade's sales for the next five years, with a minimum guaranteed payment of 5 million euro; the results of operations during the first six months of 2003 have been attributed to the Group.

With regard to manufacturing activities, a new company has been formed in Tunisia under the name of Benetton Manufacturing Tunisia S.à. r.l., as part of the project to delocalize production.

The liquidation of Benest Ltd., a dormant company previously based in Moscow, was completed during the period.

Outlook for the full year

During the second half of 2003 a corporate reorganization has been planned in order to devolve operating activities to dedicated legal entities that are closer to the market, and to adjust the corporate and operating structure in line with the Group's new strategic guidelines. These steps will enhance the competitiveness and efficiency of the individual operating activities.

Results for the full year and net sales, in particular, will be influenced by two main factors: our price containment policy, together with the enrichment of the product and the higher volume of sales. Revenues are expected to be in line with those for 2002, taking into consideration the exchange rate effect and the disposal of the sports equipment business. On a consolidated basis, normalized net income for the year is expected to match, at least, the normalized results for 2002 (128 million euro).

Capital expenditure in 2003, principally focused on the project to develop the commercial network, is expected to be in line with the prior year.

Net indebtedness is expected to fall significantly as a consequence of the cash flow generated in the current year, partly from the various disposals in the sports sector.

7 THE
BENETTON
GROUP

DIRECTORS'
REPORT

**CONSOLIDATE
D FINANCIAL
STATEMENT S
AND RELEVANT
COMMENTS**

Explanatory notes

The quarterly report has been prepared in accordance with art. 82 of the Regulation approved by Consob resolution 11971 of May 14, 1999 in application of Legislative Decree 58 of February 24, 1998 concerning issuers.

The accounting policies and consolidation principles adopted are consistent with those used to prepare the annual consolidated financial statements.

The consolidated statements of income for the third quarter and for the first nine months, and the consolidated balance sheet as of September 30, 2003 are shown in the same format as those presented in the 2002 Directors' report.

The consolidation area has remained substantially unchanged with respect to September 30, 2002 and December 31, 2002.

Group consolidated results

Consolidated statements of income reclassified to cost of sales

(thousands of euro)

	Nine months 2003	%	Nine months 2002	%	Change	%
Revenues	1,382,037	100.0	1,461,345	100.0	(79,308)	(5.4)
Cost of sales						
Material and net change in inventories	409,462	29.7	435,730	29.8	(26,268)	(6.0)
Payroll and related costs	69,404	5.0	74,733	5.1	(5,329)	(7.1)
Subcontract work	255,877	18.5	245,358	16.8	10,519	4.3
Industrial depreciation	18,079	1.3	25,262	1.8	(7,183)	(28.4)
Other manufacturing costs	32,121	2.3	32,465	2.2	(344)	(1.1)
	784,943	56.8	813,548	55.7	(28,605)	(3.5)
Gross operating income	597,094	43.2	647,797	44.3	(50,703)	(7.8)
Selling, general and administrative expenses						
Payroll and related costs	89,821	6.5	107,439	7.4	(17,618)	(16.4)
Distribution and transport	23,398	1.7	23,212	1.6	186	0.8
Sales commissions	61,257	4.4	68,974	4.7	(7,717)	(11.2)
Advertising and promotion	56,152	4.1	82,102	5.6	(25,950)	(31.6)
Depreciation and amortization	57,018	4.1	74,421	5.1	(17,403)	(23.4)
Other expenses	134,540	9.7	108,801	7.4	25,739	23.7
	422,186	30.5	464,949	31.8	(42,763)	(9.2)
Income from operations	174,908	12.7	182,848	12.5	(7,940)	(4.3)
Other income/(expenses)						
Foreign currency gain/(loss), net	9,579	0.7	7,716	0.5	1,863	24.1
Interest income	23,177	1.7	23,263	1.6	(86)	(0.4)
Interest expenses	(48,027)	(3.5)	(53,296)	(3.6)	5,269	(9.9)
Other income /(expenses), net	(30,577)	(2.3)	(12,829)	(0.9)	(17,748)	138.3
	(45,848)	(3.4)	(35,146)	(2.4)	(10,702)	30.5
Income before taxes and minority interests	129,060	9.3	147,702	10.1	(18,642)	(12.6)
Income taxes	51,560	3.7	63,380	4.3	(11,820)	(18.6)
Income before minority interests	77,500	5.6	84,322	5.8	(6,822)	(8.1)
Minority interests income	(865)	(0.1)	(573)	(0.1)	(292)	51.0
Net income	76,635	5.5	83,749	5.7	(7,114)	(8.5)

9

THE
BENETTON
GROUP

DIRECTORS'
REPORT

CONSOLIDATE
D FINANCIAL
STATEMENT S
AND RELEVANT
COMMENTS

Consolidated statements of income reclassified to cost of sales

(thousands of euro)

	3rd quarter 2003	%	3rd quarter 2002	%	Change	%
Revenues	412,847	100.0	459,628	100.0	(46,781)	(10.2)
Cost of sales						
Material and net change in inventories	132,054	32.0	154,294	33.6	(22,240)	(14.4)
Payroll and related costs	20,233	4.9	22,329	4.8	(2,096)	(9.4)
Subcontract work	63,997	15.5	71,261	15.5	(7,264)	(10.2)
Industrial depreciation	5,448	1.3	7,560	1.6	(2,112)	(27.9)
Other manufacturing costs	9,275	2.3	9,460	2.1	(185)	(2.0)
	231,007	56.0	264,904	57.6	(33,897)	(12.8)
Gross operating income	181,840	44.0	194,724	42.4	(12,884)	(6.6)
Selling, general and administrative expenses						
Payroll and related costs	26,366	6.4	32,454	7.0	(6,088)	(18.8)
Distribution and transport	8,310	2.0	8,595	1.9	(285)	(3.3)
Sales commissions	18,346	4.4	22,003	4.8	(3,657)	(16.6)
Advertising and promotion	13,226	3.2	25,675	5.6	(12,449)	(48.5)
Depreciation and amortization	17,982	4.3	25,247	5.5	(7,265)	(28.8)
Other expenses	52,353	12.7	32,712	7.1	19,641	60.0
	136,583	33.0	146,686	31.9	(10,103)	(6.9)
Income from operations	45,257	11.0	48,038	10.5	(2,781)	(5.8)
Other income/(expenses)						
Foreign currency gain/(loss), net	(407)	(0.1)	7,340	1.6	(7,747)	(105.5)
Interest income	6,819	1.6	8,035	1.7	(1,216)	(15.1)
Interest expenses	(14,528)	(3.5)	(18,710)	(4.1)	4,182	(22.4)
Other income /(expenses), net	(3,482)	(0.8)	(4,802)	(1.0)	1,320	(27.5)
	(11,598)	(2.8)	(8,137)	(1.8)	(3,461)	42.5
Income before taxes and minority interests	33,659	8.2	39,901	8.7	(6,242)	(15.6)
Income taxes	7,278	1.8	15,735	3.4	(8,457)	(53.7)
Income before minority interests	26,381	6.4	24,166	5.3	2,215	9.2
Minority interests income	(234)	(0.1)	(106)	(0.1)	(128)	120.8
Net income	26,147	6.3	24,060	5.2	2,087	8.7

Group results for the first nine months of 2003

Revenues for the first nine months of 2003 were about 79 million euro lower than in the corresponding period in 2002.

This fall was heavily affected by exchange rate movements, particularly with regard to the dollar and the yen, with an impact of more than 43 million euro. The sale of the sports equipment business also entails a 47 million euro reduction in sales due to lower volumes. Excluding these effects, consolidated sales would have been in line with those for the comparative period in 2002.

The Group's gross operating income came to 43.2% of sales, one point percent lower than the margin reported in the first nine months of 2002; this effect was caused by the exchange rate impact and by a different product-mix in the casual wear collections.

Variable selling costs totaled 85 million euro or 6.1% of sales. This improvement was also due to lower costs in the casual sector.

General and administrative expenses decreased by around 36 million euro (-9.5%) with respect to the comparative period of last year. Accordingly, they have improved from 25.5% to 24.4% of net sales. Lower costs mainly reflect the disposal of the sports equipment business, with consequent benefits regarding depreciation, payroll costs and the other general expenses of that sector.

Income from operations represented 12.7% of sales, staying broadly unchanged on the prior year figure of 12.5%.

The net result of foreign exchange management improved significantly thanks to more favorable trends in exchange rates over the period.

Net financial charges, 25 million euro, are down on the first nine months of 2002; this is mainly due to the reduction in average indebtedness, as there have been no major changes in interest rates.

Ordinary income increased as a percentage of net sales by 0.6 points, also because of the financial management.

Other charges reflect extraordinary events that took place in the period, such as acceptance of the tax amnesty by Italian companies and the adjustment to current values of certain assets connected with the management of the sales network; these events had a marked effect on net income for the period which amounted to about 77 million euro, or 5.5% of sales, compared with 84 million euro in the first nine months of 2002. Normalized net income, after eliminating the effect of extraordinary charges, amounted to 100 million euro or 7.2% of net sales.

Information by geographic area and business category - First nine months of 2003

(millions of euro)	Euro Area	%	The Americas	%	Asia	%	Other areas	%	Nine months 2003	Nine months 2002	Change %
Casual	844	84.7	61	62.7	105	87.4	136	80.6	1,146	1,170	(2.1)
Sportswear and equipment	81	8.1	36	36.7	12	10.1	16	9.6	145	202	(28.2)
Manufacturing and others	72	7.2	0	0.6	3	2.5	16	9.8	91	89	2.4
Total nine months 2003	997	100.0	97	100.0	120	100.0	168	100.0	1,382	1,461	(5.4)
Total nine months 2002	994		152		132		183			1,461	

Sales by geographic area reflect the adverse impact on the foreign markets of exchange rate movements. In particular, the dollar area has penalized the results for the period.

Sales in the euro area, on the other hand, make a higher contribution to Group revenues, rising from 68.1% to 72.1%.

Performance by activity. The Group's activities are traditionally divided into three sectors to provide the basis for effective administration and adequate decision-making by company management, and to supply accurate and relevant information about company performance to financial investors.

The business sectors are as follows:

- the casual sector, representing the Benetton brands (United Colors of Benetton, Undercolors and Sisley), which also incorporates complementary products, such as accessories and footwear, as well as figures for the retail business;

- the sportswear and equipment sector, with the Playlife, Nordica, Prince, Rollerblade and Killer Loop brands; the contribution made in this area by the various brands was not consistent during period, since Nordica, Prince and Rollerblade contributed for one, four and six months, respectively, to the Group's results;

- the manufacturing and others sector, including sales of raw materials, semi-finished products, industrial services and revenues and expenses from real estate activity.

Information regarding the "casual" and "manufacturing and others" sectors for 2002 has been appropriately reclassified to eliminate intercompany effects, in order to reflect the real contribution made by each sector to the consolidated results.

Results of the Casual sector - First nine months of 2003

(millions of euro)	Nine months 2003	%	Nine months 2002	%	Change	%
Sector total revenues	1,146	100.0	1,170	100.0	(24)	(2.1)
Cost of sales	(613)	(53.5)	(608)	(52.0)	(5)	0.8
Gross operating income	533	46.5	562	48.0	(29)	(5.2)
Selling, general and administrative expenses	(363)	(31.7)	(359)	(30.7)	(4)	1.1
Income from operations	170	14.8	203	17.3	(33)	(16.3)

Sector revenues decreased by 2.1%. Excluding the adverse impact of exchange rate movements, the revenues of the casual sector would have increased by 0.6% and, accordingly, would have been in line with the prior year.

Cost of sales has increased as a percentage of net revenues due to both the higher volume of production and increased costs connected with the enrichment of the product. Gross operating income has eased from 48% to 46.5% of sales.

Income from operations, about 170 million euro, represents 14.8% of net sales.

Results of the Sportswear and equipment sector - First nine months of 2003

(millions of euro)	Nine months 2003	%	Nine months 2002	%	Change	%
Sector total revenues	145	100.0	202	100.0	(57)	(28.2)
Cost of sales	(98)	(67.6)	(132)	(65.3)	34	(25.7)
Gross operating income	47	32.4	70	34.7	(23)	(33.0)
Selling, general and administrative expenses	(46)	(31.7)	(94)	(46.4)	48	(50.9)
Income from operations	1	0.7	(24)	(11.7)	25	(104.3)

The sports sector was significantly influenced by the disposal of the sports equipment business. Given that various contracts were terminated during the first half of the year, the period under review reflects this discontinuity in sales. Revenues in this segment have also been hit by the negative trend in exchange rates.

Gross operating income, 47 million euro, represents 32.4% of net sales.

Income from operations benefited from the absence of depreciation and other selling, general and administrative expenses associated with the business disposals.

Results of the Manufacturing and others sector - First nine months of 2003

(millions of euro)	Nine months 2003	%	Nine months 2002	%	Change	%
Sector total revenues	91	100.0	89	100.0	2	2.4
Cost of sales	(73)	(80.5)	(73)	(82.0)	0	0.6
Gross operating income	18	19.5	16	18.0	2	10.9
Selling, general and administrative expenses	(14)	(14.7)	(12)	(13.7)	(2)	9.6
Income from operations	4	4.8	4	4.3	0	14.9

13 THE
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GROUP

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REPORT

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The sales of the manufacturing sector were slightly better than in the prior period. Gross operating income represents 19.5% of total sales, compared with 18% in the same period of 2002.

Group results for the third quarter of 2003

At 413 million euro, third-quarter sales were almost 47 million lower than in the same quarter of 2002.

The decrease is mainly due to selling the sports equipment business, which has an impact of around 40 million, as well as the trend in exchange rates.

Gross operating income, 44% of sales, increased with respect to the same period of 2002.

Total selling, general and administrative costs improved as a percentage by 6.9% on the third quarter of 2002, falling to 137 million euro.

As a percentage of sales, income from operations was slightly higher at 11% compared with the third quarter of 2002 (10.5%).

Net financial charges fell by about 2 million euro in absolute terms thanks to the reduction in average indebtedness.

At 27 million euro, net income for the quarter was higher than in the same period of 2002.

Information by geographic area and business category - Third quarter 2003

(millions of euro)	Euro Area	%	The Americas	%	Asia	%	Other areas	%	Third quarter 2003	Third quarter 2002	Change %
Casual	260	86.6	23	101.4	38	93.5	42	84.5	363	370	(1.9)
Sportswear and equipment	21	7.1	(0)	(2.2)	2	4.5	2	5.8	25	66	(61.4)
Manufacturing and others	19	6.3	0	0.8	1	2.0	5	9.7	25	24	3.1
Total third quarter 2003	300	100.0	23	100.0	41	100.0	49	100.0	413	460	(10.2)
Total third quarter 2002	293		57		51		59			460	

Third quarter sales were 10.2% lower mainly due to foreign markets and also to US dollars and yen trend.

Results of the Casual sector - Third quarter 2003

(millions of euro)	Third quarter 2003	%	Third quarter 2002	%	Change	%
Sector total revenues	363	100.0	369	100.0	(6)	(1.9)
Cost of sales	(193)	(53.1)	(200)	(54.1)	7	(3.8)
Gross operating income	170	46.9	169	45.9	1	0.4
Selling, general and administrative expenses	(126)	(34.7)	(115)	(31.1)	(11)	9.5
Income from operations	44	12.2	54	14.8	(10)	(18.8)

Sales in the casual wear segment are down 1.9%. Sales volumes are increasing, while the exchange rate effect is continuing to have a negative influence, above all the performance of the dollar.

Gross operating income increased in absolute terms by almost 1 million euro compared with the same period in 2002, also improving as a percentage of sales from 45.9% to 46.9%.

Income from operations fell from 14.8% of sales to 12.2%.

Results of the Sportswear and equipment sector - Third quarter 2003

(millions of euro)	Third quarter 2003	%	Third quarter 2002	%	Change	%
Sector total revenues	26	100.0	66	100.0	(40)	(61.4)
Cost of sales	(19)	(72.2)	(45)	(68.4)	26	(59.2)
Gross operating income	7	27.8	21	31.6	(14)	(66.0)
Selling, general and administrative expenses	(8)	(30.8)	(29)	(43.1)	21	(72.3)
Income from operations	(1)	(3.0)	(8)	(11.5)	7	(90.0)

With regard to the third-quarter results of the Sportswear and equipment sector, reference should be made to the previous comments on the first nine months of the year.

Results of the Manufacturing and others sector - Third quarter 2003

(millions of euro)	Third quarter 2003	%	Third quarter 2002	%	Change	%
Sector total revenues	25	100.0	24	100.0	1	3.4
Cost of sales	(20)	(81.5)	(19)	(81.6)	(1)	3.2
Gross operating income	5	18.5	5	18.4	0	4.1
Selling, general and administrative expenses	(3)	(11.4)	(4)	(13.9)	1	(14.3)
Income from operations	2	7.1	1	4.5	1	58.2

With regard to the third-quarter results of the manufacturing division and others sector, reference should be made to the previous comments on the first nine months of the year.

Consolidated balance sheet reclassified according to financial criteria

(thousands of euro)

Assets	09.30.2003	12.31.2002	09.30.2002
Current Assets			
Cash and banks	123,799	190,728	173,733
Marketable securities	27,084	26,291	25,361
Differentials on forward transactions	10,497	8,740	9,342
Financial receivables	10,708	71,213	12,612
	172,088	296,972	221,048
Accounts receivable			
Trade receivables	974,043	866,803	1,009,726
Other receivables	170,591	125,012	84,219
less - Allowance for doubtful accounts	(91,828)	(72,474)	(68,476)
	1,052,806	919,341	1,025,469
Assets due to be sold	8,722	113,886	-
Inventories	258,968	284,425	319,145
Accrued income and prepaid expenses	23,347	22,009	35,634
	291,037	420,320	354,779
Total current assets	1,515,931	1,636,633	1,601,296
Investments and other non current assets			
Equity investments	16,996	2,095	2,113
Securities held as fixed assets	10	10	15,114
Guarantee deposits	16,436	16,233	16,128
Financial receivables	34,338	16,497	13,682
Other non-current receivables	6,919	10,740	9,105
Total investments and other non-current assets	74,699	45,575	56,142
Tangible fixed assets			
Real estate	633,362	594,941	596,934
Plant, machinery and equipment	331,443	352,907	383,844
Office furniture, furnishings and electronic equipment	97,902	104,105	103,204
Vehicles and aircraft	36,287	37,605	37,845
Construction in progress and advances for tangible fixed assets	13,818	17,033	13,265
Finance leases	14,344	15,057	15,189
less - Accumulated depreciation	(411,978)	(415,708)	(439,106)
Total tangible fixed assets	715,178	705,940	711,175
Intangible fixed assets			
Licenses, trademarks and industrial patents	26,592	28,897	186,541
Deferred charges	210,855	226,099	254,882
Total intangible fixed assets	237,447	254,996	441,423
TOTAL ASSETS	2,543,255	2,643,144	2,810,036

(thousands of euro)

Liabilities and Shareholders' equity	09.30.2003	12.31.2002	09.30.2002
Current liabilities			
Bank loans	20,363	32,322	164,060
Short-term loans	13,056	4,668	4,669
Current portion of long-term loans	1,567	55,718	55,717
Current portion of lease financing	4,934	4,608	4,544
Accounts payable	295,811	339,804	313,286
Other payables, accrued expenses and deferred income	104,049	96,643	79,198
Reserve for income taxes	21,574	12,248	33,438
Total current liabilities	461,354	546,011	654,912
Long-term liabilities			
Bonds	300,000	300,000	300,000
Long-term loans, net of current portion	502,287	503,992	504,060
Other long-term liabilities	7,725	2,217	727
Lease financing	23,102	25,274	26,453
Reserve for employee termination indemnities	49,919	53,430	53,377
Other reserves	40,006	56,867	17,609
Total long-term liabilities	923,039	941,780	902,226
Minority interests in consolidated subsidiaries	**14,744**	**14,780**	**13,719**
Shareholders' equity			
Share Capital	236,026	236,026	236,026
Additional paid-in capital	56,574	56,574	56,574
Surplus from monetary revaluation of assets	22,058	22,058	22,058
Other reserves and retained earnings	762,985	836,393	836,393
Translation differences	(10,160)	(617)	4,379
Net income/(loss) for the period	76,635	(9,861)	83,749
Total Shareholders' equity	1,144,118	1,140,573	1,239,179
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	2,543,255	2,643,144	2,810,036

Financial situation - highlights

(millions of euro)	09.30.2003	12.31.2002	Change	09.30.2002
Working capital	908	798	110	996
Asset due to be sold	9	114	(105)	-
Total capital employed	1,818	1,768	50	2,063
Net indebtedness	659	613	46	810
Shareholders' equity	1,144	1,141	3	1,239
Minority interests	15	14	1	14

Consistent with the prior periods, the effect of the sports equipment sector disposal, representing the total realizable value of the assets to be sold, has been shown separately from working capital. The decrease since December represents the value of the businesses already sold regarding the Nordica, Prince and Rollerblade trademarks, following implementation of the related sale contracts in the first half of 2003.

Compared with December 31, working capital reflects the normal cycle of receipts and payments, while the variance compared with September 30, 2002 is mainly due to the sale of the sports equipment business.

The increase in total invested capital compared with December 31, 2002 is due to the combined effect of various different factors, such as the additions made to tangible and financial fixed assets.

Changes in the financial position with comparative figures for last year are summarized below:

(millions of euro)	09.30.2003	12.31.2002	09.30.2002
Financial liabilities:			
- within 12 months	40	97	229
- beyond 12 months	825	831	831
Securities held as financial fixed assets	-	-	(15)
Treasury shares	-	-	(1)
Other securities	(27)	(27)	(24)
Other financial fixed assets:			
- within 12 months	(145)	(271)	(196)
- beyond 12 months	(34)	(17)	(14)
Net indebtedness	659	613	810

Compared with September 30, 2002, there has been a decrease in current liabilities and in short-term financial assets. There has been a substantial reduction in financial indebtedness compared with September 2002, in part due to the disposal of the sports equipment business, though structurally it tends to be higher at December. Average indebtedness in 2003 is a good deal lower than in 2002.

Summary statement of cash flows

(millions of euro)	Nine months 2003	Nine months 2002	Year 2002
Self-financing	232	264	349
Change in working capital	(163)	(199)	8
Net operating investments	(91)	(113)	(156)
Disposal of the sports equipment sector	119	-	-
Purchase and sale of financial fixed assets, net	(39)	(4)	(4)
Payment of dividends	(64)	(75)	(75)
Payment of taxes	(42)	(53)	(112)
Net financial (requirements)/surplus	(48)	(180)	10

The self-financing generated by the Group amounted to 232 million euro, compared with 264 million euro in the same period of 2002.

The sale of the sports equipment business was a significant element of total disposals during the period.